Exhibit 99.1

Ant Group Announces Suspension of Share Listings

Ant Group Co., Ltd. (“Ant Group”), an unconsolidated related party of Alibaba Group Holding Limited, announced that it was notified by the relevant regulators in the PRC today that its proposed A share listing on the Shanghai Stock Exchange STAR board is suspended as Ant Group may not meet listing qualifications or disclosure requirements due to material matters relating to the regulatory interview of its ultimate controller, executive chairman and chief executive officer by the relevant regulators and the recent changes in the Fintech regulatory environment. Consequently, Ant Group’s concurrent proposed H share listing on the Main Board of The Stock Exchange of Hong Kong Limited is also suspended.

November 3, 2020